SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                       SCHEDULE 14D-1
                                      (Amendment No. 8)
                     Tender Offer Statement Pursuant to Section 14(d)(1)
                           of the Securities Exchange Act of 1934

                                        Conrail Inc.
                                  (Name of Subject Company)

                                Norfolk Southern Corporation
                              Atlantic Acquisition Corporation
                                          (Bidders)

                           COMMON STOCK, PAR VALUE $1.00 PER SHARE
                   (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                               (Title of Class of Securities)

                                         208368 10 0
                            (CUSIP Number of Class of Securities)

                              SERIES A ESOP CONVERTIBLE JUNIOR
                             PREFERRED STOCK, WITHOUT PAR VALUE
                   (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                               (Title of Class of Securities)

                                        NOT AVAILABLE
                            (CUSIP Number of Class of Securities)

                                    JAMES C. BISHOP, JR.
                                EXECUTIVE VICE PRESIDENT-LAW
                                NORFOLK SOUTHERN CORPORATION
                                   THREE COMMERCIAL PLACE
                                NORFOLK, VIRGINIA 23510-2191
                                  TELEPHONE: (757) 629-2750
                  (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf of Bidder)

                                       with a copy to:
                                    RANDALL H. DOUD, ESQ.
                          SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                      919 THIRD AVENUE
                                  NEW YORK, NEW YORK 10022
                                  TELEPHONE: (212) 735-3000


      This Amendment No. 8 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to

     Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule

                         ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                       Item 11 is hereby amended to add the following:

     (a)(41) Text of Advertisement appearing in newspapers commencing November 13, 1996.

     (a)(42) Press Release issued by Parent on November 13, 1996.


                                          SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this satement is true, complete and correct.

       November 13, 1996

                         NORFOLK SOUTHERN CORPORATION

                         By: /s/ JAMES C. BISHOP, JR.

                         Name:  James C. Bishop, Jr.
                         Title: Executive Vice President-Law

                         ATLANTIC ACQUISITION CORPORATION

                         By: /s/ JAMES C. BISHOP, JR.

                         Name:  James C. Bishop, Jr.
                         Title: Vice President and General Counsel



                                        EXHIBIT INDEX

       Exhibit
       Number                  Description                                 Page

       (a)(41) Text of Advertisement appearing in newspapers commencing November 13, 1996.

       (a)(42)     Press Release issued by Parent on November 13, 1996.